press release

ArcelorMittal Flat Carbon Europe reports €131m operating loss for Q3 2013

7th November, 2013 – ArcelorMittal today announced results for its Flat Carbon Europe segment for the third quarter of 2013.

The segment recorded an operating loss of €131m for Q3 2013 which excludes interest and tax costs. This is compared with an operating loss of €151m in Q2 2013 which included restructuring costs totalling €119m, mainly associated with the asset optimisation of the liquid phase in Florange, France.

•	The segment’s crude steel production decreased 0.6% to 7.4 million tonnes in Q3 2013, compared with Q2 2013 (7.5 million tonnes)
•	Steel shipments in Q3 2013 were 6.6 million tonnes, a decrease of 6.9% compared with 7.1 million tonnes in Q2 2013 due to normal seasonal demand patterns
•	Sales in the Flat Carbon Europe segment decreased to €4.8bn in Q3 2013 compared with €5.3bn in Q2 2013, due to lower steel shipment volumes and lower average steel selling prices (-4.6%).
•	Capital expenditure in the segment for Q3 2013 was €108m.

The €131m operating loss in Q3 2013 was mainly due to the normal seasonal downturn as well as a negative price-cost squeeze, meaning lower sales prices were not offset by lower input costs.

Ebitda for the quarter was €146m, compared with €152m for Q3 2012. Excluding a one-time €100m gain made in Q3 2012 from the Dynamic Delta Hedge, Ebitda improved on an underlying basis, by €14 per tonne.

Commenting, Robrecht Himpe, CEO of Flat Carbon Europe and member of the ArcelorMittal management committee, said: “The operating environment continues to be challenging and our third quarter results were impacted by the normal seasonal demand patterns, as well as a negative price-cost squeeze. We are however seeing improvement in the underlying performance of the business, due to the benefits of asset optimisation and our cost improvement programme.”

Eurozone GDP will continue to grow in the second half of 2013 as recessionary pressures ease in hard-hit countries such as Greece and Spain. While Q2 growth indicates reduced risks in the Eurozone, growth will be weak and uneven due to high unemployment, tight credit - particularly in the south of Europe - and while deleveraging is still ongoing. Competitiveness has improved though, particularly in Spain, which returned to growth in Q3 due to falling unit labour costs. This in turn has led to strong export growth. Eurozone GDP growth is expected to be negative in 2013, at -0.4%, but rising to 1% in 2014.

Automotive sales rebounded by 5% year-on-year in September, which was the biggest gain in the industry since August 2011. This was led by a surge in growth in the UK market (12% year-on-year) and Spain (28% year-on-year).

Eurozone manufacturing PMI, which rose above 50 in July of this year for the first time in two years, continues to signal growth, as it remains at 51.1 for September.